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                               January 25, 2024

       Michael Singer
       Executive Chairman and Director
       Insight Acquisition Corp.
       333 East 91st Street
       New York, NY 10128

                                                        Re: Insight Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 28,
2023
                                                            File No. 333-276291

       Dear Michael Singer:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed December 28, 2023

       Cover page

   1. We note disclosure on page 6 that Mr. Alessi will own in excess of 65% of the combined company after the
consummation of the business combination. Please tell us whether you will be deemed a
controlled company    as defined by Nasdaq's corporate governance
                                                        rules and, if so,
whether you intend to rely on any exemptions as a controlled company. If applicable, please
disclose on the prospectus cover page and in the prospectus summary that you are a
controlled company, and include a risk factor that discusses the effect, risks and uncertainties of
being designated a controlled company.
       Questions and Answers, page ix

   2. Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will
have registration rights following the consummation of the business combination.
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany
January 25,NameInsight
            2024        Acquisition Corp.
January
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What will happen in the Business Combination?, page xi

3. We note disclosure in this section and elsewhere that IAC and the Sponsor have agreed to contribute up to 750,000 shares of IAC Class A common stock held by the Sponsor to facilitate a capital financing by IAC at or prior to closing. Please clarify whether IAC or the Sponsor are seeking or have obtained any additional funding, including but not limited to funding that contemplates the use of the Sponsor Financing Shares. If so, please highlight material differences in the terms and price of securities issued at the time of the
         IPO as compared to any private placements contemplated at the time of the business combination, and disclose if any of the Sponsor, directors, officers or affiliates will participate in any private placement or financing.
May IAC, the Sponsor or IAC's directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page xiv

4. We note your disclosures that, among other things, the Sponsor, directors, officer or advisors or their respective affiliates may purchase shares from stockholders in privately negotiation transactions that could include a contractual provision that directs the stockholder to vote such shares in a manner directed by the purchaser, and that such purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account. Please clarify the purpose of such purchases, and clarify how you will comply with the requirements of Rule 14e-5 here and in similar disclosure elsewhere in the prospectus. Please see our Tender Offer Rules and Schedules
         C&DI Question 166.01 for information about the staff's views in this regard. Please also revise the question to remove the implication that IAC would purchase shares in connection with the business combination.
Summary of the Proxy Statement/Prospectus, page 1

5. Please revise the summary disclosure concerning Alpha Modus to highlight that its auditors have expressed substantial doubt about its ability to continue as a going concern, and include appropriate risk factor disclosure. Please also clarify on page 7 of the
         Summary and on page 89 whether the IAC Board considered Alpha Modus's going concern opinion as a factor informing its decision to enter into the Business Combination
         Agreement and to recommend approval to IAC stockholders.
6. Please provide summary disclosure regarding the interests of officers and directors of
         Alpha Modus in the business combination.
7. We note that certain stockholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Recommendation of the IAC Board and Reasons for the Business Combination, page 5

8. Please present the uncertainties, risks and other negative factors the IAC Board considered in approving the Business Combination Agreement with the same prominence as you
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany
January 25,NameInsight
            2024        Acquisition Corp.
January
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FirstName LastName
         present the factors that weighed in favor of the Business Combination Agreement, here and on page 89.
Impact of the Business Combination on IAC's Public Float, page 9

9. Please include disclosure to accompany the tables in this section stating, if true, that they do not include up to 2,200,000 additional Alpha Modus Earnout Shares that may be issued to Alpha Modus stockholders in the future.
10. In the tables showing the varying ownership levels of the combined company immediately following the business combination, both in this section and elsewhere in the prospectus, please present the interest of the Sponsor and any of its affiliates separately from the other
         Initial Stockholders' interest. If true, please state that the other Initial Stockholders are
         Anchor Investors in the IPO, and clarify whether any of the other Initial Stockholders are affiliates of the Sponsor. Finally, please include disclosure by footnote or otherwise that
         Janbella is controlled by Alpha Modus's CEO and principal stockholder, William Alessi, who will also be the combined company's CEO and principal stockholder.
11. Please clarify what shares are being issued as a result of the conversion of the remaining
         900,000 shares of outstanding IAC Class B common stock. In this section and elsewhere as appropriate, also explain how the number of shares of the combined company that are issuable upon such conversion is determined. We note disclosure on page 52 that all shares of IAC Class B common stock outstanding as of the closing will be converted into the same number of shares of IAC Class A common stock as of the closing. However, disclosure in the footnotes to your audited financial statements describes anti-dilution protection with respect to any additional shares issued in connection with the business combination (other than shares issued to the seller). Please include disclosure here and in the context of other relevant information (such as interests of the Sponsor, officers and directors, and information regarding beneficial ownership before and after the business combination), addressing the operation of the anti-dilution provisions, and clarify whether the holders of the remaining shares of Class B common stock are entitled to any additional shares upon conversion, such as in connection with the issuance of shares to Polar or
         Janbella, the issuance of any securities in connection with any additional funding that IAC or the Sponsor are seeking or have obtained, or with respect to the Class A shares were already issued following the earlier conversion of certain shares of Class B common stock.
Interests of IAC's Initial Stockholders, Directors and Officers in the Business Combination, page
14

12. Please revise disclosure here, in risk factors regarding interests of your Sponsor and of your officers and directors on pages 35 and 36, and where similar disclosure appears in the prospectus to clearly state the aggregate dollar amount of what each of your Sponsor and its affiliates, your officers and directors have at risk that depends on the completion of a business combination. This includes the current value of securities held, loans extended,
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany
January 25,NameInsight
            2024        Acquisition Corp.
January
Page 4 25, 2024 Page 4
FirstName LastName
         fees due, and out-of-pocket expenses for which the Sponsor and its affiliates, or your officers and directors, are awaiting reimbursement. Please also clarify whether the
         Sponsor or any officer or director currently owns any Class B shares, and if so, explain how the shares will convert at the time of the business combination, including with respect to any anti-dilution provisions. We note disclosure on page 35 that the Sponsor currently owns 4,650,000 shares of IAC Class A common stock (suggesting that it has already converted some of its Class B shares), but we also understand that 900,000 shares of Class B remain outstanding.
Risk Factors, page 24

13. With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.
Because IAC's Sponsor . . .; Some of the IAC officers and directors may . . . have conflicts of interest . . ., page 35

14. In each of the captioned risk factors, please clearly state the risk that the interests of the
         Sponsor, officers and directors may have incentivized them to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
Risk Factors
The future exercise of registration rights may adversely affect the market price of our common stock, page 48

15. Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the business combination.
Unaudited Pro Forma Condensed Combined Financial Statements, page 51

16. Please revise your discussion of the earn out shares to disclose what you mean by the term
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany
January 25,NameInsight
            2024        Acquisition Corp.
January
Page 5 25, 2024 Page 5
FirstName LastName
         "fixed-for-fixed". Please describe the terms and facts of the earn out shares that support your conclusion and include citation of any authoritative literature you relied on in making your determination that the shares meet the subject criteria to be classified as equity.
Proposal Number 1- The Business Combination Proposal , page 72

17. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section.
18. Please revise throughout the Business Combination Proposal section, as appropriate, to
         clarify your references to the "IAC Board.    For example, specify
whether this refers to
         the board as a whole or some subset of the board, such as the disinterested directors.
Post-Business Combination Ownership of the Combined Entity, page 74

19. Please disclose the total potential ownership of the Sponsor and its affiliates in the combined company, assuming exercise and conversion of all securities. We note that you have provided disclosure of ownership of the combined company on a fully diluted basis in your table on page 10.
Interests of IAC's Initial Stockholders, Directors and Officers in the Business Combination, page
80

20. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the Sponsor and your officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Alpha Modus. In addition, please clarify how the IAC Board considered those conflicts in negotiating and recommending the business combination. Finally, please address here and in the Background of the Business Combination section whether the waiver of the corporate opportunities doctrine that is present in your charter created a potential conflict of interest or impacted your search for an acquisition target.
21. We note disclosure here and in similar sections throughout the prospectus a discussion of the lock-up of the Founder Shares pursuant to the letter agreements between the initial stockholder and IAC as a condition to the IPO. In this context, please also disclose the
         Sponsor Lock-Up Agreement providing for the Sponsor to sell up to 15% of the IAC common stock it owns during the Lock-Up Period.
Recommendation of the IAC Board and Reasons for the Business Combination, page
87

22. Please revise to address how the IAC Board took into account the consideration to be paid for Alpha Modus in recommending the transaction to stockholders for their approval. If the consideration was not a factor, please explain why not.
U.S. Federal Income Tax Considerations, page 94

23. Please revise to also discuss the federal income tax considerations of the business
 Michael Singer
Insight Acquisition Corp.
January 25, 2024
Page 6
         combination to IAC stockholders who choose not to redeem their shares. Certain Alpha Modus Projected Financial Information, page 96

24. We note that you have included a placeholder for financial projections. Note that we will review this disclosure once provided and may have comments. Liquidity and Going Concern, page 123

25. Please revise to more completely discuss IAC's ability to generate and obtain adequate amounts of cash, and its plans for cash, in the next 12 months and separately beyond the next 12 months. Describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, including the material terms of debt or note arrangements impacting liquidity. Please refer to Item 303 of Regulation S-K.
Beneficial Ownership of Securities, page 154

26. Please revise the table, by footnote or otherwise, to clarify what number of shares of IAC common stock shown in the table are shares of Class A common stock and what number are shares of Class B common stock. Also address how the information in the table reflects the conversion of the 900,000 shares of Class B common stock that are still outstanding, including any additional shares of Class A to be issued as a result of the conversion and anti-dilution provisions of the Class B.
Alpha Modus Corp.
Interim Financial Statements for the three and nine months ended September 30, 2023
Note 2 - Summary Of Significant Accounting Policies, page F-59

27. We note that Alpha Modus was founded and deals with artificial intelligence software and since August 2019 have focused on research and development. Please tell us and revise your disclosures to discuss your accounting policy related to research and development costs of software. Reference is made to Section 985-20-25 of the Accounting Standards
         Codification (ASC).
Note 7 - Settlements, page F-64

28. Please revise to provide a description of the nature of the differences of opinion that resulted in the settlements. Disclose if the company is subject to potential liabilities in the future as a result of the differences of opinion.
Exhibit Index,
FirstName       page II-1
           LastNameMichael      Singer
Comapany
29.         NameInsight
       Please              Acquisition
               include references      Corp. and tax opinions required to be
filed as exhibits to the
                                  to legality
Januaryregistration statement.
        25, 2024 Page    6
FirstName LastName
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany
January 25,NameInsight
            2024        Acquisition Corp.
January
Page 7 25, 2024 Page 7
FirstName LastName
General

30. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
31. Please revise to disclose the post-business combination voting power of the Sponsor and its affiliates.
32. We note that you have provided tabular disclosure of the varying ownership levels of the combined company immediately following the business combination on a fully diluted basis showing a range of redemption scenarios in your disclosure on page 10 under
         "Impact of the Business Combination on IAC's Public Float." Under an appropriate caption focusing on dilution to public stockholders, please provide similar disclosure showing all possible sources and the extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact on value per share of each separate
         significant source of dilution, including the amount of equity held by founders and others, and convertible securities including the exercise of IAC Public Warrants retained by redeeming stockholders, the exercise of IAC Private Placement Warrants, and the exercise of all IAC Warrants showing a range of redemption levels, including any needed assumptions.
33. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
 Michael Singer
Insight Acquisition Corp.
FirstName
January 25,LastNameMichael
                2024            Singer
Comapany
Page    8      NameInsight Acquisition Corp.
January 25, 2024 Page 8
cc:       Mitchell Nussbaum
FirstName LastName